Mail Stop 4561

May 18, 2007

Mr. Sam K. Duncan
Chief Executive Officer
Officemax, Inc.
263 Shuman Boulevard
Naperville, Illinois 60563

      Re: Officemax, Inc.
            Form 10-K for the Fiscal Year Ended December 30, 2006
            Form 10-Q for the Quarterly Period Ended March 31, 2007
            File No. 001-05057

Dear Mr. Duncan:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 30, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 17

1.   We note your use of non-GAAP financial measures in your filing. Demonstrate the usefulness of each non-GAAP measure in assessing performance when these recurring items are a result of your operations and have contributed to your performance. Refer to Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. As part of your response, ensure to demonstrate the way that management

uses the non-GAAP measure to conduct or evaluate your business. If you are able to overcome the burden of demonstrating the usefulness of each measure, ensure future uses of non-GAAP measures include all of the disclosures identified in Item 10 of Regulation S-X and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Item 7. Management's Discussion and Analysis of Finance Condition and Results of Operations

Critical Accounting Estimates

Vendor Rebates and Allowances, page 39

2.   Your disclosure indicates that there are significant estimates involved in your accounting policy for vendor rebates and allowances. For example, you disclosure states that your estimates are adjusted for changes in anticipated product sales and expected purchase levels. Please tell us your consideration of disclosing why each estimate/assumption bears risk of change, how you arrived at the estimate/assumption, accuracy of the estimate/assumption in the past, how each estimates/assumption has changed, and reasonably likely future changes. For further disclosure guidance see SEC Release No. 33-8350, Section V. As part of your response, please clarify the average length of time of your incentive periods and any significant adjustments you have made in the past three years.

Note 2. Sale of Paper, Forest Products and Timberland Assets, page 58

3.   We note your disclosure which states you recognized a $281 million gain in connection with the sale of substantially all the assets of Boise Building Solutions and Boise Paper Solutions segments. We further note that you deferred the recognition of an additional $180 million gain from the sale based on your continuing involvement with Boise Cascade. Please address the following comments with respect to your accounting for the sale:

- Please tell us how you determined that your continuing involvement with the affiliates of Boise Cascade did not impact your ability to recognize the $281 million gain in fiscal year 2004. As part of your response, clarify how you evaluated paragraphs 18 and 25 of SFAS 66 when determining the accrual method of accounting for this gain is appropriate.

- Clarify how the "credit-enhanced timber installment notes" received as consideration for the timberlands portion of the sale meets the initial and continuing investment criteria of paragraphs 8 through 12 of SFAS 66.

- Tell us why this sales agreement included an additional $180 million gain and how you determined that this gain should be deferred. As part of your response, please clarify the exact terms of the arrangement that generated this additional gain.

- Please clarify the impact of consolidating "the original entities issuing the credit enhanced timber installment notes" on your ability to recognize the gain from the sale of the timberlands based on the accrual method of accounting.

4.   Your disclosure indicates that in connection with the sale you invested $175 million investment in securities of affiliates of Boise Cascade and such investment represents continuing involvement with Boise Cascade. Accordingly, the historical results of the assets sold are not reported as discontinued operations. Please provide your analysis of paragraph 42(b) of SFAS 144 which supports your conclusion. Please address your consideration of SAB Topic 5(Z)(4) when determining whether the sale qualified as a discontinued operation and indicate whether you had expected significant future cash flows from the retained minority interest (e.g., expected dividends or the additional consideration agreement). Clarify whether you believe that your investment in the securities of the affiliates of Boise Cascade would constitute significant continuing involvement.

Note 14. Financial Instruments, Derivatives and Hedging Activities

Additional Consideration Agreement, page 75

5.   We note you entered into agreement with Boise Cascade whereby you may be required to make or receive substantial cash payments based on paper prices during the six years following the Sale. Please clarify how you have evaluated the criteria of paragraphs 6 through 10 of SFAS 133 when evaluating whether this agreement embodies the three distinguishing characteristics of a derivative instrument. If you have determined that this agreement is not a derivative instrument due to the scope exceptions of paragraph 11 of SFAS 133, please explain the specific scope exception that you have applied and your basis for applying the exception.

Note 18. Commitments and Guarantees, page 91

6.   Your disclosure states that you can be required to purchase the minority owner's 49% interest in your subsidiary in Mexico if certain earnings targets are achieved. Based on your disclosure it appears you are accounting for this put option as a commitment or contingency. Please clarify how you have evaluated the criteria of SFAS 150, SFAS 133, EITF Topic No. D-98 and Accounting Series Release No. 268 when determining the appropriate accounting for this put option. If you conclude that the put option is not in the scope of SFAS 150 and SFAS 133, please clarify why you did not accrete the minority interest to the redemption value pursuant to EITF Topic No. D-98 and

Accounting Series Release No. 268 since the condition for the minority owner to put the ownership interest in OfficeMax de Mexico had been achieved in fiscal year 2006. As part of your response, please clarify whether you have determined that this put option is freestanding of or embedded in the minority equity interest.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief